Exhibit 27(d)(125)

Voya Retirement Insurance and Annuity Company Home Office: [One Orange Way Windsor, Connecticut 06095-4774] [1-800-584-6001] Herein called “VRIAC” or the “Company”

Active Life Certificate

Non-Participating

This Active Life Certificate (“Certificate”) outlines certain benefits, rights and limitations that may apply to you as a Participant in your Plan sponsor’s Group Annuity Contract.

The Contract Holder is the owner of the Group Annuity Contract, alternatively referred to herein as “Contract” and, except as otherwise expressly provided herein, has all rights, remedies and recourses given in the Contract. The Contract and the Participant Individual Accounts are held in respect of the Plan, and there is no contractual relationship between the Company and the Participants.

Right to Cancel

You may cancel this Certificate within 10 days of receiving it, by returning this Certificate along with a written notice to the Company at the above address or to the agent from whom it was purchased. Within 7 days after it receives the notice of cancellation and this Certificate at its Home Office, the Company will return the entire consideration paid plus any increase or minus any decrease in the current value of any amounts allocated to the Separate Account.

TABLE OF CONTENTS

Certificate Schedule	S-1
Definitions	1
Purchase Payments and Accounts	2
Transfers and Distributions	2
Benefit Payments	3
Surrenders and Termination	4

ALL PAYMENTS AND VALUES PROVIDED BY THE GROUP CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

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Certificate Schedule

[Certificate Holder	[Participant Name ]]

[Certificate Number	[12345 ]]

[Contract Holder	[TRUSTEES OF ABC COMPANY 401(k) PLAN ]]

[Group Contract Number	[SPECIMEN]]

[Effective Date of Contract:	[01/01/2020]]

Guaranteed Minimum Interest Rates – Fixed Plus Account A]

(a) We will add interest daily to amounts held in the [Fixed Plus Account A] at a guaranteed annual rate of no less than [1%].

(b) Subject to the guaranteed minimum interest rate, we may change the interest rate to be credited to amounts allocated to the [Fixed Plus Account A] at any time, except that we will not apply a decrease in the interest rate to be credited following a rate change initiated solely by us that is not a result of changes to plan administration prior to the last day of the three month period measured from the first day of the month such change was effective.

Table of Surrender Fee Percentages
	Contract Years Completed	Surrender Fee
	[Less than 5	[[5.00%]
	5 or more, but less than 7	[4.00%]
	7 or more, but less than 9	[3.00%]
	9 or more, but less than 10	[2.00%]
	10 or more]	[0.00%]]

Amount of Daily	Daily Charge
Charge to the Separate Account	[1.50%]
expressed as an annual
Percentage

The daily charge reflected above applies to the Fund(s) held by the Separate Account. It reflects a daily charge at an annual rate of [1.25%] for annuity mortality and expense risks and profit, and a daily charge at an annual rate of [0.25%] for administrative charges.

The daily charge does not include investment advisory fees and other expenses charged by a Fund investment manager. These fees are shown in the applicable Fund prospectus.

Maintenance Fee	[The initial annual Maintenance Fee amount per Individual Account is [$15]]
Amount and Deduction

The Maintenance Fee will be deducted from the Current Value.

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Funds Selected by Participant	The Funds shown below include those selected by the Participant.

[Fund(s) or Fund Family

[XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX]
[XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX]
[XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX]]

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Definitions

Annuitant – A Participant or beneficiary on whose life an Annuity has been effected under this Contract.

Contract Holder – the sponsor, trustee or custodian of the Plan offered to Participants, also referred to as “Plan sponsor”.

Current Value - the Current Value of a Participant’s Individual Account is equal to any amounts in the [Fixed Plus Account A], including [Fixed Plus Account A] interest added by us; plus the value of all Separate Account Record Units. Current Value does not include amounts used for a Stated Period of Time Payment (Option 3).

[Fixed Plus Account A] – a fixed interest option with guaranteed interest rates that is an obligation of the Company’s General Account.

Fund(s) - the open-end, registered, management investment companies (mutual funds) made available by the Company under the Contract.

Guaranteed Minimum Interest Rate - the minimum [Fixed Plus Account A] interest rate on an annual effective basis, identified in the contract issued to the Plan sponsor.

Individual Account – an individual record-keeping account in the name of each Participant or beneficiary, which reflects his or her share in the group contract, and includes any vested portion of employer Purchase Payments. The vesting status of your account is determined by your Plan.

Net Purchase Payment(s) – The actual Purchase Payment(s) less any premium tax.

Participant or You - an individual eligible to participate in the Plan, with assets in an Individual Account.

Plan - the retirement plan you participate in.

Purchase Payments - any payment, deposit, eligible rollover, transfer, payroll deduction and other amount received and allocated to a Participant’s Individual Account under the Contract.

Separate Account - an account set up by the Company under Title 38a, Section 38a-433, of the Connecticut General Statutes which buys and holds shares of the Fund(s). Income, gains or losses, realized or unrealized are credited or charged to this account without regard to other income, gains or losses of the Company. The Company owns the assets held in such an account and are not a trustee as to the amounts held. These accounts generally are not guaranteed and assets therein are held at market value. The assets of such accounts, to the extent of reserves and other contract liabilities of the account, shall not be charged with other Company liabilities.

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Purchase Payments and Accounts

Investment Allocation for Individual Accounts: For each Individual Account the Contract Holder will direct that the Net Purchase Payments allocated to that Individual Account be credited among one or more of the following as applicable:

(a)	the [Fixed Plus Account A]; and
(b)	the Fund(s) in which the Separate Account invests

Net Purchase Payments must be allocated in whole percentages among each investment above. With the consent of the Contract Holder, the Participant may direct the investment allocation of his or her Individual Account.

Notice: The Company will notify the Contract Holder and the Participants, as applicable, each year of the Current Value of Individual Accounts.

Transfers and Distributions

Transfers from the Funds: With consent of the Contract Holder, all or any portion of the Current Value of any Individual Account held in a Fund may be transferred to:

(a)	any other allowable Fund;
(b)	the [Fixed Plus Account A] or
(c)	Any other allowable Investment Option

Twelve transfers of Current Value can be made during a calendar year period. Should the Company allow additional transfers, each may be subject to a fee of up to $10.

Transfers from the [Fixed Plus Account A]: [Transfers from the [Fixed Plus Account A] to any Funds are permitted. Such transfers are subject to a limit referred to as the "[Fixed Plus Account A] Annual Transfer and Partial Surrender Limit." For purposes of this section, the [Fixed Plus Account A] Annual Transfer and Partial Surrender Limit is determined as follows:

During each rolling 12-month period, twenty percent of the amount in the [Fixed Plus Account A] may be transferred in each of four consecutive 12 months and the balance transferred in the fifth year subject to the following conditions:

(a)	During the five-year period, no additional amounts are allocated to or transferred from the [Fixed Plus Account A];

(b)	We will include any amount transferred, taken as a loan (if allowed under the Contract) or used to purchase Annuity payments during the prior 12-month period when calculating the amount which equals 20%; and

(c)	Amounts paid under a systematic distribution option are included when calculating the amount which equals 20%.

The amount available for transfer from the [Fixed Plus Account A] is based on the Current Value in the [Fixed Plus Account A] on the business day we receive the transfer request in good order at our Home Office, reduced by any amount surrendered, transferred, taken as a loan (if allowed under the Contract), or used to purchase Annuity payments during the 12 months prior to the transfer request.]

Required Distributions: A distribution from a Participant’s Individual Account will begin in the form of periodic payments no later than the April 1 following the calendar year in which the Participant attains age 70 1/2, or such later age as may be provided by law. Distribution may also be made in a lump sum by the same date. The Contract Holder will direct the Company to make such payment.

Sum Payable at Death: The Participant’s vested Current Value will be paid to the Participant’s beneficiary if the Participant dies before annuity payments start and notice of death is received in good order by the Company.

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Benefit Payments

Annuity Payment Options: The Contract Holder may elect on behalf of the Participant or deceased Participant's beneficiary, the following Annuity Payment Options from the Participant’s Individual Accounts. In lieu of electing an Annuity Payment Option, a lump sum payment may be made.

(a)	Option 1 – Payment of Interest on Sum Left with the Company – This option may be used only by the beneficiary when the Participant dies before the Company has started paying an Annuity. A portion or all of the sum paid upon death may be held under this Option – automatic withdrawal of benefit payments as made available by the Contract holder.
(b)	Option 2 – Payments of a Stated Dollar Amount – a benefit stream of fixed payments of a chosen amount will be paid until no funds are left. The number of years benefits are paid must be at least 3, or at least 5 years if [Fixed Plus Account A] fund is used as a premium for this Option.
(c)	Option 3 – Payments for a Stated Period of Time – a benefit stream of fixed payments for a scheduled number of years as made available by the Contract Holder. The number of years must be at least 3 and not more than 30. If [Fixed Plus Account A] fund is used as a premium for this Option, the number of years must be at least 5.
(d)	Option 4 - one of the following may be chosen:

Life Income for One Payee – a benefit stream of fixed payments for the life of the Annuitant. Payments cease at the death of the Annuitant. If also chosen, payments are guaranteed for a period of 5, 10, 15 or 20 years.
Life Income for Two Payees – a benefit stream of fixed payments for the life of the Annuitant and a second Annuitant. Payments continue until both Annuitants have died. One of the following choices must be made:

	(1)	100% of the payment amount to continue after the first death; or
	(2)	66 2/3% of the payment amount to continue after the first death; or
	(3)	50% of the payment amount to continue after the first death; or
	(4)	100% of the payment amount to continue after the first death with payments guaranteed for a period of at least 10 years; or
	(5)	100% of the payment to continue to the survivor if the survivor is the Annuitant and 50% of the payment to continue to the survivor if the survivor is the second Annuitant.

Option 4 may not be elected if the first payment would be less than $20 or if the total payments in a year would be less than $100 (unless otherwise required by state law). If a larger payment would result from applying the Current Value to a separate Company single premium immediate annuity, we will make the larger payment.

(e)	Other Options - other options may be made available by the Contract Holder.

Payments to the Participant: In no event may any benefit payments to the Participant or to the Participant's beneficiary under the Plan extend beyond the maximum period permitted under Code Section 401(a)(9).

Payments to the Participant's Beneficiary under the Plan:

(a)	Any payment to the Participant’s beneficiary under an Annuity Option may not extend beyond the life of the Participant’s beneficiary or any certain period greater than the Participant’s beneficiary’s life expectancy as determined by regulations under Code Section 401(a)(9).
(b)	If a beneficiary dies while receiving annuity payments, the present value (determined with the interest rate used to determine the first payment) of any remaining payments will be paid in one lump sum to the estate of the beneficiary, unless the Contract Holder directs payments to be made to a successor beneficiary under the Plan.

The present value will be determined as of the date on which proof of death acceptable to the Company and a request for payment is received at the Company's Home Office.

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Surrenders and Termination

At the time of a Participant full or partial Surrender request, the Current Value will be adjusted by the following items in the order presented:

(a)	the Surrender Fee, as applicable
(b)	the Maintenance Fee, as applicable

Full and partial Surrenders are satisfied by withdrawing amounts proportionately from the [Fixed Plus Account A] and the Funds. The Contract Holder or Participant, as applicable, may specify a particular order in which Fund investment options can be withdrawn on a partial Surrender request. However, any partial Surrender from an Individual Account including amounts from the [Fixed Plus Account A] must be paid proportionately from all investment options and is limited to once per 90 calendar days per Participant.

[Partial Surrenders from the [Fixed Plus Account A]

Except as provided below, surrender of a portion of the value in the Individual Account(s), referred to as “partial Surrenders”, from the [Fixed Plus Account A] is permitted, subject to the [Fixed Plus Account A] Annual Transfer and Partial Surrender Limit. For purposes of this section, the [Fixed Plus Account A] Annual Transfer and Partial Surrender Limit is determined as follows:

During each rolling 12-month period, 20% of the amount available for Surrender may be surrendered by a Participant from the [Fixed Plus Account A].

The amount available for Surrender is based on the Current Value in the [Fixed Plus Account A] on the business day we receive the Surrender request in Good Order at our Home Office, reduced by any amount surrendered, transferred, taken as a loan (if allowed under the Contract), or used to purchase Annuity payments during the 12 months prior to the request. We also reserve the right to reduce the amount available by deducting any amount surrendered under a systematic distribution option.

When a partial Surrender is requested by a Participant, the [Fixed Plus Account A] Annual Transfer and Partial Surrender Limit does not apply when the Surrender is:

(a)	Due to a Participant's death before Annuity payments begin;

(b)	Used to purchase Annuity payments;

(c)	Due to either of the following conditions:

(1)	a Participant's separation from service, (provided, however, that such waiver shall not apply due to a Participant's severance from employment that would not otherwise qualify as a separation from service), and when:

(i)	Separation from service is documented in a form acceptable to us;

(ii)	The amount is paid directly to the Participant or as a direct rollover to another Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the Participant; and

(2)	As defined in the Internal Revenue Code ("Code"), due to a Participant's:

(A)	Financial hardship for 403(b) and 401(k) Plans;

(B)	In-service distribution permitted by the plan for governmental 401(a) Plans, and for 457(b) plans; or

(C)	Disability for 403(b), 457, 401(a) and 401(k) Plans and when:

(i)	If applicable, certified by the employer; and

(ii)	The amount is paid directly to the Participant; or

(d)	For 401, 403(b) and 457(b) Plans, as a loan taken in accordance with the terms of the Plan. The loan is taken on a pro rata basis from each of the Funds and general account assets in which the Individual Account is invested. Certain Funds or general account assets may be excluded from the pro rata Surrender requirement as directed by the Participant at the time of the loan and agreed to by the Company.

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In addition, the [Fixed Plus Account A] Annual Transfer and Partial Surrender Limit does not apply when the amount in the [Fixed Plus Account A] is less than or equal to $5,000.

Full Surrender of the Total Amount in the [Fixed Plus Account A]

The Contract Holder or a Participant, as applicable, may make a full Surrender from the [Fixed Plus Account A] as follows:

(a)	The Contract Holder may surrender the sum of the value of all Individual Accounts under the Contract provided the Contract Holder controls the Contract; and

(b)	A Participant or the Contract Holder, as applicable, may surrender the entire value of the Individual Account(s) established for that Participant under the terms of this provision.

Once we receive a full Surrender request in Good Order at our Home Office, no additional Transfers, partial Surrenders, or loans (if allowed under the Contract) are allowed.

For a full Surrender paid to a Contract Holder or to a Participant, we will pay the applicable amount, with interest in accordance with the terms of the Contract, as follows:

(1)	One fifth of the following amount: The Current Value, or the value of the sum of all Individual Accounts, as applicable, in the [Fixed Plus Account A] as of the Business Day we receive the Surrender request in Good Order at our Home Office reduced by the amount, if any, transferred, taken as a loan (if allowed under the Contract) or surrendered either by the Contract Holder or Participant, or used to purchase Annuity payments during the prior 12 months; then

(2)	One fourth of the remaining amount 12 months later reduced by the amount, if any, transferred, taken as a loan (if allowed under the Contract), or surrendered either by the Contract Holder or Participant, or used to purchase Annuity payments during the prior 12 months; then

(3)	One third of the remaining amount 12 months later reduced by the amount, if any, transferred, taken as a loan (if allowed under the Contract), or surrendered either by the Contract Holder or Participant, or used to purchase Annuity payments during the prior 12 months; then

(4)	One half of the remaining amount 12 months later reduced by the amount, if any, transferred, taken as a loan (if allowed under the Contract), or surrendered either by the Contract Holder or Participant, or used to purchase Annuity payments during the prior 12 months; then

(5)	The balance of the Current Value, or the balance of the value of the sum of all Individual Accounts, as applicable in the [Fixed Plus Account A], 12 months later.

Payment of the applicable amount from the [Fixed Plus Account A] as described above does not apply when the Surrender is made due to any of the following:

(a)	When the amount in the [Fixed Plus Account A] is $5,000 or less (or, if applicable, as otherwise allowed by the Plan for a lump-sum cash-out initiated by the Contract Holder without Participant consent) and during the previous 12 months no amounts have been surrendered, transferred, taken as a loan (if allowed under the Contract), or used to purchase Annuity payments;

(b)	Due to a Participant's death before Annuity payments begin;

(c)	Due to individual account termination;

(d)	To purchase Annuity payments on a life-contingent basis or payments for a stated period on a fixed-only basis;

(e)	Due to a Participant's separation from service (provided, however, that such waiver shall not apply due to a Participant's severance from employment that would not otherwise qualify as a separation from service), and when:

(1)	Separation from service is documented in a form acceptable to us; and

(2)	The amount is paid directly to the Participant or as a direct rollover to another Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the Participant; or

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(f)	As defined in the Code, due to a Participant's:

(A)	Financial hardship for 403(b) and 401(k) Plans;

(B)	In-service distribution permitted by the plan for governmental 401(a) Plans, and for 457(b) plans; or

(C)	Disability for 403(b), 457, 401(a) and 401(k) Plans and when:

(i)	If applicable, certified by the employer; and

(ii)	The amount is paid directly to the Participant; or

(g)	For 401, 403(b) and 457(b) Plans, as a loan taken in accordance with the terms of the Plan. The loan is taken on a pro rata basis from each of the Funds and accumulation options in which the Individual Account is invested. Certain Funds may be excluded from the pro rata Surrender requirement as directed by the Participant at the time of the loan and agreed to by the Company.

No Surrender Fee applies to amounts surrendered from the [Fixed Plus Account A].

The Contract Holder or Participant, as applicable, may cancel a full Surrender request from the [Fixed Plus Account A] at any time.]

Surrender Fee: This will be determined according to the number of Contract Years between the date the first Purchase Payment is applied to the Participant’s Individual Account and the date of the Surrender. If a Surrender Fee applies to the Contract (see Certificate Schedule) the charge on full or partial Surrenders will be calculated according to the tables and percentages provided to the Contract Holder.

If you have additional questions about your Certificate, please contact your Plan sponsor.

Signed for Voya Retirement Insurance and Annuity Company.

[]	[]

[President]	[Secretary]

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